PE
9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No _X_

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED

Date: September 20, 2002

By: [signature]
Name: Frederick W. Bradley Jr.
Title: Director

EXHIBIT INDEX

Aircraft Lease Portfolio Securitization
96-1 Pass Through Trust

Statement To Certificateholders

DISTRIBUTIONS IN DOLLARS

CLASS	ORIGINAL FACE VALUE	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	REALIZED LOSSES	ACCRETED INTEREST	CURRENT PRINCIPAL BALANCE
A	25,000,000.00	11,454,946.13	20,551.48	170,759.38	0.00	191,310.86	0.00	0.00	11,284,186.75
A	60,000,000.00	27,491,870.55	49,323.54	409,822.52	0.00	459,146.06	0.00	0.00	27,082,048.03
A	160,673,000.00	73,620,022.12	132,082.68	1,097,456.90	0.00	1,229,539.58	0.00	0.00	72,522,565.22
B	56,868,750.00	47,253,750.00	109,290.05	0.00	0.00	109,290.05	0.00	0.00	47,253,750.00
B	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
C	50,044,500.00	41,583,300.00	110,960.42	0.00	0.00	110,960.42	0.00	0.00	41,583,300.00
D	40,945,500.00	34,022,700.00	361,491.19	0.00	0.00	361,491.19	0.00	0.00	34,022,700.00
E-1	82,918,250.00	82,918,250.00	0.00	0.00	0.00	0.00	0.00	0.00	82,918,250.00
E-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTALS	476,450,000.00	318,344,838.80	783,699.36	1,678,038.80	0.00	2,461,738.16	0.00	0.00	316,666,800.00

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE / PASS-THRU RATES

CLASS	CUSIP	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	CURRENT PRINCIPAL BALANCE	CURRENT	NEXT
A	02109PAA8	458.197845	0.822059	6.830375	0.000000	7.652434	451.367470	2.682500%	2.693130%
A	U02029AA1	458.197843	0.822059	6.830375	0.000000	7.652434	451.367467	2.682500%	2.693130%
A	02109PAE0	458.197844	0.822059	6.830375	0.000000	7.652434	451.367468	2.682500%	2.693130%
B	0219PAF7	830.926475	1.921794	0.000000	0.000000	1.921794	830.926475	3.262500%	3.273130%
B	U02029AB9	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	3.262500%	3.273130%
C	02109PAG5	830.926475	2.217235	0.000000	0.000000	2.217235	830.926475	3.662500%	3.673130%
D	02109PAH3	830.926475	8.828594	0.000000	0.000000	8.828594	830.926475	13.750000%	13.750000%
E-1	AL9601108	1,000.000000	0.000000	0.000000	0.000000	0.000000	1,000.000000	10.000000%	10.000000%
E-2	AL9601109	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	10.000000%	10.000000%

SELLER:	N/A	ADMINISTRATOR:	Michele Voon
SERVICER:	Babcock & Brown Limited		Deutsche Bank
LEAD UNDERWRITER:	Lehman Brothers		4 Albany Street
RECORD DATE:	August 31, 2002		New York, NY 10006
DISTRIBUTION DATE:	September 16, 2002	FACTOR INFORMATION:	(800) 735-7777

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date: 16-Sep-02

1. COLLATERAL SUMMARY:

1.1. DUE PERIOD 01-Aug-2002 to 31-Aug-2002

1.2. ADDITIONAL REPORTED ITEMS

Initial Appraised Value of all Aircraft	378,030,000.00
Aircraft Book Value	307,999,942.50
Rentals, Interest and Other Payments in Arrears	88,011.00
Is there an existing Event of Default?	NO
Number of Registration Defaults	0.00
Has an Enforcement Notice been Issued?	NO
WFC Aircraft Sale Date	n/a
WFC Aircraft Payment Default Date	n/a

2. SUMMARY OF AVAILABLE FUNDS

2.1. COLLECTIONS

Interim deposits, withdrawals and transfers				
Rents, Interest, Deferred Debt & Other Lessee Payments			2,907,853.00	
Swap Receipts			0.00	
Collections applied to excess aircraft Maintenance Expenses			0.00	
Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account			0.00	
Transfer of Maintenance Reserve Receipts to Lessee Funded Account			0.00	
Transfer of Security Deposit Receipts to Lessee Funded Account			0.00	
Proceeds from sale or other disposition of any Aircraft, Engine or other asset			0.00	
Remaining Aircraft Purchase Account funds after Aircraft Sale Date			0.00	
	Sub Total:			2,907,853.00
Payment Date deposits and transfers				
Investment Earnings:				
Collections Sub Account		34,826.64		
Expense Account		116.97		
Aircraft Purchase Account		0.00		
Class D Note Interest Reserve Account		970.17		
Contingency Reserve Account		1,749.30		
Maintenance Reserve Account		0.00		
Security Deposit Account		0.00		
Total Investment earnings for all accounts			37,663.08	
Investment Earnings retained within Maintenance Reserve Account		0.00		
Investment Earnings retained within Security Deposit Reserve Account		0.00		
			0.00	
	Sub Total:			2,945,516.08

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date: 15-Jun-01

2. SUMMARY OF AVAILABLE FUNDS (cont.)

2.1. COLLECTIONS (cont.)

After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers	0.00	
After Enforcement Notice, Aircraft Purchase Acct. funds	0.00	
Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC Aircraft Payment Default Date	0.00	
Sub Total:		2,945,516.08
Other Miscellaneous amounts		
For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:		
Available Maintenance Reserves Amount	0.00	
Available Security Deposit Amount	0.00	
Miscellaneous Other Proceeds	0.00	
Available Collections transferred to the Transaction Account:		2,945,516.08
Reserve Account transfers		
Maintenance Reserve Amount withdrawals from the Collection Sub-Account	0.00	
Liquidity Reserve Amount withdrawals from the Collection Sub-Account	0.00	
Amounts withdrawn from the Class D Interest Reserve Sub-Account	0.00	
Amounts withdrawn from the Contingency Reserve Sub-Account	0.00	
Total Amounts transferred to the Transaction Account:		2,945,516.08

2.2. PAYMENTS FROM TRANSACTION ACCOUNT

*,**	Required Expense Amount plus Additional Company Expenses, Fees and Taxes	450,842.81	
	Amounts transferred to the Collection Account for Maintenance Reserve Amount	0.00	
	Swap Payments due to Swap Provider	0.00	
	Amounts transferred to the Collection Account for Liquidity Reserve Amount	0.00	
	Amounts transferred to the Class D Note Interest Reserve Account	32,935.11	
	Aggregate Swap Breakage Costs	0.00	
	Current plus prior unpaid Annual Dividends	0.00	
	Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to Clause 7.07(a)(iv) of the Deed of Charge.	0.00	
			483,777.92
	Payments to Noteholders		2,461,738.16
	Total payments from the Transaction Account:		2,945,516.08
*	Monthly withdrawal from Collection Account for Carotene Account	20,000.00	
**	Remaining Balance from the Carotene Account as of	0.00	

Statement To Certificateholders

CERTIFICATE PAYMENTS DETAIL REPORT

Distribution Date: 16-Sep-02

1. PAYMENT CALCULATIONS SUMMARY:

1.1. INDICES

Current LIBOR Index Rate	1.8125%
Next LIBOR Index Rate	1.8231%

1.2. INTEREST AMOUNTS

CLASS	ACCRUED and UNPAID INTEREST AMOUNTS		
	Note	Other (1)	Total
A Note	201,957.70	73,237.60	275,195.30
B Note	109,290.05	41,347.03	150,637.08
C Note	110,960.42	18,481.47	129,441.89
D Note	361,491.19	377,039.26	738,530.45
E Note	38,195,031.09	0.00	38,195,031.09
	38,978,730.45	510,105.36	39,488,835.81

CLASS	UNPAID BALANCE	
	Note	Other (1)
A Note	0.00	73,237.60
B Note	0.00	41,347.03
C Note	0.00	18,481.47
D Note	0.00	377,039.26
E Note	38,195,031.09	0.00
	38,195,031.09	510,105.36

Notes: (1) 'Other' includes Step-Up, Default and Additional Interest.

1.3. PRINCIPAL AMOUNTS

CLASS	Target Balance	Target Amount	Additional Principal	Target Amount Shortfall
A Note	110,888,800.00	1,678,038.80	0.00	0.00
B Note	47,253,750.00	0.00	0.00	0.00
C Note	41,583,300.00	0.00	0.00	0.00
D Note	34,022,700.00	0.00	0.00	0.00
		1,678,038.80	0.00	0.00

96-1 Pass Through Trust

Statement To Certificateholders

ADDITIONAL ITEMS REPORT

Distribution Date: 16-Sep-02

1. ACCOUNT ACTIVITY SUMMARY:

Note: Amounts reflect activity which has occured during the relevant Due Period, as well as transfers resulting from the current Payment Date.

Name	Prior Balance	Deposits	Withdrawals	Adjustments	Balance
COLLECTION ACCOUNT					
Collections Sub-Account	23,907,000.00	2,945,516.08	2,945,516.08	0.00	23,907,000.00
Expense Sub-Account	0.00	430,959.78	430,959.78	0.00	0.00
Aircraft Purchase Sub-Account	0.00	0.00	0.00	0.00	0.00
Class D Note Interest Reserve Sub-Account	777,017.62	33,905.28	970.17	0.00	809,952.73
Contingency Reserve Sub-Account	1,400,000.00	1,749.30	1,749.30	0.00	1,400,000.00
TOTALS:	26,084,017.62	3,412,130.44	3,379,195.33	0.00	26,116,952.73
LESSEE FUNDED ACCOUNT					
Segregated Maintenance Reserve Sub-Account	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*
Segregated Security Deposit Sub-Account	0.00	0.00	0.00	0.00	0.00
TOTALS:	0.00	0.00	0.00	0.00	0.00

Amounts held in respect of the Liquidity Reserve Amount within the Collection Account *23,907,000.00*

2. MISCELLANEOUS:

2.1. AIRCRAFT DETAILS

Aircraft Lessee	Aircraft Serial Number	Avg. Appraised Value (1)	Date Appraised	Aircraft Book Value	Event Date	Event Description (2)	Sale / Insurance Proceeds
N/A	127	0.00	30-Jun-2002	0.00	08/02/1999	S	5,525,217.00
Air Canada	283	22,360,000.00	30-Jun-2002	26,715,652.50			-
N/A	11287	0.00	30-Jun-2002	0.00	07/02/1999	S	12,646,518.00
N/A	22381	0.00	30-Jun-2002	0.00	07/24/1997	S	35,000,000.00
Asiana	23869	15,880,000.00	30-Jun-2002	19,293,280.00			-
Travel Service	23870	17,380,000.00	30-Jun-2002	19,765,835.00			-
Off Lease	24519	19,160,000.00	30-Jun-2002	20,344,307.50			-
China Southern	24898	15,830,000.00	30-Jun-2002	17,737,107.50			-
Malev	24914	18,110,000.00	30-Jun-2002	20,148,767.50			-
Air Canada	24952	43,170,000.00	30-Jun-2002	55,256,345.00			-
Air Canada	25000	44,590,000.00	30-Jun-2002	55,313,377.50			-
Britannia Airways	25054	29,680,000.00	30-Jun-2002	35,759,377.50			-
Meridiana	49785	13,960,000.00	30-Jun-2002	18,771,840.00			-
BWIA	49786	14,620,000.00	30-Jun-2002	18,894,052.50			-
		254,740,000.00		307,999,942.50			53,171,735.00

Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
(2) Event Description Key: S = sold, L = loss and PDE = Premium Disposition Event.

2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

None